Putnam Investments

100 Federal Street

Boston, MA 02110

July 12, 2022

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Timothy Worthington, Esq.

Re:	Comments on Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A (File Nos. 033-51017 811-07121) (the “Registration Statement”) of Putnam Asset Allocation Funds, on behalf of its Putnam Income Strategies Portfolio series (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2022 (the “485(a) Amendment”)

Dear Mr. Worthington:

On June 1, 2022, you provided comments to Venice Monagan of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Fund, and James Forbes and Jeremy Wolf of Ropes & Gray LLP, counsel to the Fund, on behalf of the Staff of the Commission (the “Commission Staff”) regarding the 485(a) Amendment (the “Initial Comments”). Putnam Investments responded to the Initial Comments in a letter filed as correspondence on EDGAR on July 5, 2022 (the “Initial Response Letter”). On July 8, 2022, you provided additional comments telephonically to Ms. Monagan and Mr. Forbes on behalf of the Commission Staff regarding the 485(a) Amendment and the Initial Response Letter. This letter responds to those additional comments. For convenience of reference, I have summarized each of the Commission Staff’s comments before the Fund’s response. These responses will be reflected in the definitive version of the Fund’s 485(b) filing on Form N-1A expected to be filed with the Commission on or about July 12, 2022 (the “485(b) Amendment”). References to page numbers or specific text in the Commission Staff’s comments and the Fund’s responses are to the corresponding page numbers and text of the 485(a) Amendment, as indicated.

Prospectus

1.	Comment: The Commission Staff references Comment 5 from the Initial Response Letter relating to the contractual expense limitations referenced in footnote “f” to the “Annual fund operating expenses” table. The Commission Staff notes that the contractual expense limitations are not described anywhere in the Registration Statement. The Commission Staff further notes that industry practice generally is to include disclosure outlining the expenses to which a contractual expense limitation applies and describing any exceptions to that contractual expense limitation. If the Fund will not add disclosure to the Registration Statement describing the applicable contractual expense limitations, the Commission Staff requests that the Fund supplementally confirm that the contractual expense limitations included as exhibits in Part C to the Registration Statement are accurate and add disclosure referencing those exhibits in footnote “f” to the “Annual fund operating expenses table.”

Response: The Fund has revised footnote “f” as follows (new language denoted by underline and deleted language denoted by ~~strike-through~~):

Reflects Putnam Investment Management, LLC’s contractual obligation ~~to limit certain fund expenses~~ through ~~[ ]~~December 30, 2023 to waive fees and/or reimburse expenses of the fund to the extent that the total annual fund operating expenses (excluding payments under the fund’s management contract, payments under the fund’s distribution plans, brokerage, interest, taxes, investor servicing fees, investment-related expenses, extraordinary expenses, and acquired fund fees and expenses) would exceed an annual rate of 0.40% of the fund’s average net assets. Also reflects Putnam Investment Management, LLC’s contractual obligation through December 30, 2023 to waive fees and/or reimburse expenses of the fund to the extent necessary to limit the cumulative expenses of the fund (excluding payments under the fund’s distribution plans, brokerage, interest, taxes, investor servicing fees, investment-related expenses, extraordinary expenses, and acquired fund fees and expenses) to an annual (measured on a fiscal year basis) rate of 0.20% of the fund’s average net assets.~~This obligation~~ These obligations may be modified or discontinued only with approval of the Board of Trustees.

2.	Comment: The Commission Staff references Comment 18 from the Initial Response Letter regarding the disclaimers relating to Bloomberg Finance L.P. (“Bloomberg”) and Frank Russell Company (“Russell”) that are included following the “Average annual total returns” table. The Commission Staff reiterates its view that the inclusion of these disclaimers is inconsistent with the instructions to Form N-1A and the plain English requirements of Rule 421(d) under the Securities Act, which, among other requirements, eschews the use of legal jargon or highly technical business terms. The Commission Staff notes that the Fund’s response to Comment 18 in the Initial Response Letter suggests that the disclaimers are appropriate given their direct relevance to the Putnam Income Strategies Blended Benchmark, the Fund’s benchmark. The Commission Staff, however, does not believe that relevance to the Fund’s benchmark alone makes the disclaimers appropriate for inclusion under Item 4 of Form N-1A. Accordingly, the Commission Staff asks that the Fund remove the disclaimers.

Response: The Fund notes that, pursuant to a licensing agreement with Bloomberg, the Fund is required to identify Bloomberg as the source of any return information included in the prospectus in respect of a Bloomberg index (including when included as a component of a blended benchmark) alongside each reference to that index in the prospectus. Accordingly, the Fund respectfully declines to remove the footnote to the “Average annual total return” table that identifies Bloomberg as the source of return information for the Bloomberg U.S. Aggregate Bond Index, a component of the Putnam Income Strategies Blended Benchmark. The Fund further notes that, pursuant to licensing agreements with Bloomberg and Russell, any time that return information is included in the prospectus in respect of a Bloomberg or Russell index (including when included as a component of a blended benchmark), the Fund is required to include the other disclaimers relating to Bloomberg or Russell, as the case may be, within the prospectus but not necessarily alongside the return information. Accordingly, and in light of Commission Staff’s request, the Fund has relocated those disclaimers to another section of the prospectus.

I believe that this letter addresses the Commission Staff’s comments. Any questions on the 485(a) Amendment or with respect to this comment response letter may be directed to the undersigned by phone at (617) 760-2577 or by email at venice_monagan@putnam.com. Thank you for your assistance.

Sincerely yours,

Venice Monagan

Putnam Investment Management, LLC

cc: James E. Thomas, Ropes & Gray LLP

James M. Forbes, Ropes & Gray LLP